IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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IN RE AQUILA GAS PIPELINE CORPORATION       :        CONSOLIDATED
SHAREHOLDERS LITIGATION                     :        CIVIL ACTION NO. 16775
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                 NOTICE OF FILING AMENDED CLASS ACTION COMPLAINT

TO:               Donald J. Wolfe, Jr., Esquire
                  Potter Anderson & Corroon LLP
                  The Hercules Plaza
                  1313 N. Market Street
                  Wilmington, Delaware  19899

                  Alan J. Stone, Esquire
                  Morris Nichols Arsht & Tunnell
                  1201 N. Market Street
                  Wilmington, Delaware  19899

     PLEASE TAKE NOTICE that plaintiffs herewith file the attached Amended Class Action Complaint as of right pursuant to Rule 15(a).

     In compliance with Rule 15(aa), plaintiffs aver that the Amended Complaint is in full substitution for the Complaint filed in C.A. No. 16775 designated as the operative complaint in the consolidated action.


                                         ROSENTHAL, MONHAIT,
                                           GROSS & GODDESS, P.A.




                                         By:  /s/  Joseph A. Rosenthal
                                              Suite 1401, Mellon Bank Center
                                              P.O. Box 1070
                                              Wilmington, Delaware  19899-1070
                                              (302) 656-4433
                                              Attorneys for Plaintiffs

April 16, 1999


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                             CERTIFICATE OF SERVICE

     I HEREBY CERTIFY that on the 16th day of April, 1999, two copies of the foregoing Notice Of Filing and Amended Class Action Complaint and Amended Class Action Complaint were served, by hand delivery, upon:

                           Donald J. Wolf, Jr., Esquire
                           Potter Anderson & Corroon LLP
                           The Hercules Plaza
                           1313 N. Market Street
                           Wilmington, Delaware  19899

                           Alan J. Stone, Esquire
                           Morris Nichols Arsht & Tunnell
                           1201 N. Market Street
                           Wilmington, Delaware  19899



                                         /s/ Joseph A. Rosenthal
                                             Joseph A. Rosenthal

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------------------------------------x
IN RE AQUILA GAS PIPELINE CORPORATION       :        CONSOLIDATED
SHAREHOLDERS LITIGATION                     :        CIVIL ACTION NO. 16775
------------------------------------------------------------------------x

                         AMENDED CLASS ACTION COMPLAINT

     Plaintiffs allege upon personal knowledge with respect to themselves, and upon information and belief as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. This is a stockholders' class action on behalf of the public stockholders of Aquila Gas Pipeline Corporation ("Aquila" or the "Company"), in connection with the acquisition of the publicly owned shares of Aquila common stock by its majority controlling shareholder, defendant Utilicorp United Inc. ("Utilicorp").

     2. Utilicorp is attempting to take advantage of its position of control over Aquila. Through representation on Aquila's Board of Directors and Utilicorp's collaboration with Aquila in business ventures, Utilicorp is well aware that Aquila is poised for explosive growth in the near future.

     3. The consideration that Utilicorp has offered to members of the Class (as defined below) in the proposed acquisition is unfair and inadequate because, among other things, the intrinsic value of Aquila's common stock is materially in excess of the amount offered, giving due consideration to the Company's promising growth and anticipated operating results, net asset value and profitability.

     4. The inadequacy of the offer has already been determined by the special committee members appointed by the Aquila Board who have rejected the offer. Despite this rejection,

Utilicorp is now employing its control over Aquila to cram-down its inadequate buy-out proposal at the same price as previously offered and rejected by the special committee, in violation of Utilicorp's fiduciary obligations to be entirely fair to the Class.

     5. Utilicorp has further breached its fiduciary duties owed to Aquila shareholders by issuing tender offer materials that contain material misrepresentations and omissions about the $8.00 offer.

                                   THE PARTIES

     6. Plaintiff Eugenia Gladstone Vogel is and at all relevant times has been the owner of shares of Aquila common stock.

     7. Plaintiff Brickell Partners is and at all relevant times has been the owner of shares of Aquila common stock.

     8. Plaintiff Joseph Leone is and at all relevant times has been the owner of shares of Aquila common stock.

     9. Plaintiff Robert Riccuiti is and at all relevant times has been the owner of shares of Aquila common stock.

     10. Aquila is a Delaware corporation. Aquila gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants.

     11. (a) Defendant Utilicorp is a Delaware corporation with its principal executive offices located at 20 West Ninth Street, Kansas City, Missouri. Utilicorp is an international electric and gas company.

     (b) Utilicorp and its affiliates hold approximately 24 million shares -- or 82% of the outstanding common stock -- of Aquila. As such, Utilicorp and its representatives on the Aquila board control and dominate Aquila's affairs. Utilicorp, therefore, is a controlling

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     shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Aquila.

     12. (a) Defendants Harvey J. Padewer, Robert L. Howell and Charles K. Dempster are directors of Aquila (collectively, the "Individual Defendants").

     (b) In addition, Defendant Padewer is Vice Chairman of Aquila and Defendant Dempster is Chairman of the Company's Board.

     (c) Defendants Padewer, Howell and Dempster, who constitute the majority of the Aquila Board, are Utilicorp appointees to the Aquila Board of Directors and are also employed and/or affiliated with Utilicorp-related entities.

     13. Gary L. Downey ("Downey") and Jon L. Mosle, Jr. ("Mosle") are also directors of Aquila but are not named as defendants in this complaint.

     14. By virtue of their positions as directors and/or officers of Aquila and/or their exercise of control and dominant ownership over the business and corporate affairs of Aquila, each and every one of the Individual Defendants (who, collectively, constitute a majority of the Board) and Utilicorp have, and at all relevant times had, the power to control and influence, and engage in the practices complained of herein. Each Individual Defendant and Utilicorp owed and owes Aquila's public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Aquila in a fair, just and equitable manner; act in furtherance of the best interests of Aquila's public stockholders; refrain from abusing their positions of control; and not favor their own interests at the expense of Aquila's public stockholders.

     15. As discussed in detail below, Utilicorp, in concert with the Individual Defendants have breached their fiduciary duties to Aquila's public stockholders by acting to cause or
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facilitate Utilicorp's acquisition of the publicly-held minority shares of
Aquila for unfair and inadequate consideration.

                            CLASS ACTION ALLEGATIONS

     16. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other shareholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest) who are or will be threatened with injury arising from defendants' actions complained of herein (the "Class").

     17. This action is properly maintainable as a class action for the following reasons:

     a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 5.29 million shares of Aquila common stock held by hundreds if not thousands of stockholders who are members of the Class.

          b. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

               i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Utilicorp at the expense of the members of the Class;

               ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Utilicorp, the controlling stockholder of Aquila, are violating their fiduciary duties to plaintiffs and the other members of the Class;

               iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were Defendants not enjoined from the conduct described herein; and


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
               iv) Whether defendants have initiated and timed Utilicorp's buy-out of Aquila shares to unfairly benefit Utilicorp at the expense of Aquila's public shareholders.

          c. The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions.

          d. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class.

                             SUBSTANTIVE ALLEGATIONS
A.   The Company

     18. Aquila was founded in 1989 by Utilicorp to acquire natural gas gathering and process assets. Aquila gathers, processes and markets natural gas and natural gas liquids through eleven natural gas gathering systems and four gas processing plants. In 1993, 5.4 million shares of the Company's stock were sold to the public.

     19. Prior to 1998, Aquila had enjoyed significant improving operating revenues over the past several years. Operating revenues were $485.8 million, $797.3 million and $1.014 billion for the years 1995 through 1997, respectively. During 1996 and 1997, Aquila's stock was trading in a $10-$16 price range.

     20. In spite of these gains, because of, inter alia, the relatively warm 1997-1998 winter, fiscal 1998 was a difficult year for Aquila. In particular, during 1998, the price for natural gas liquids was about $0.24 per gallon or approximately $0.15 per gallon below 1997 prices. Each $0.10 change decreases Aquila's earnings by almost $1.5 million or $.05 per share. Lower prices not only negatively impact margins but also gas processing volume.

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

B.  Utilicorp Makes A Proposal To Purchase The Publicly-Held Aquila Shares

     21. In July 1998, Richard C. Green, Jr. ("Green"), Utilicorp's Chairman and Chief Executive Officer, wrote to the Company's Board and expressed an interest in purchasing Aquila's publicly-held shares for a price "not to exceed $12.50 per share." Several weeks later, Utilicorp withdrew its written expression of interest.

     22. Thereafter, taking advantage of the short-term price weakness for natural gas and natural gas liquids and the concomitant temporary downturn in the Company's stock price, on or about November 10, 1998, Utilicorp proposed to acquire Aquila's publicly owned shares at the artificially low price of $8 per share. As recently as June 3, 1998, Oppenheimer analysts valued Aquila in an acquisition transaction at $16-$18 per share.

     23. In response to Utilicorp's acquisition proposal, the Company appointed a special committee of Aquila directors, consisting of Downey and Mosle, to consider and respond to the proposed offer (the "Special Committee").

     24. Thereafter, on numerous occasions, the Special Committee, along with its financial advisor Petrie Parkman & Co. ("Petrie"), expressed its concern that the Company's shares would likely be worth more in the future than the $8.00 proposed for each Aquila share and that agreement could not be reached unless Utilicorp substantially increased its offer. The Special Committee repeatedly expressed its view that it was prepared to recommend an offer at or above $10.00 per share based on Petrie's discounted cash flow analysis, which valued the Company's shares up to $17.33 per share. Indeed, Donaldson, Lufkin & Jenrette ("DLJ"), Utilicorp's financial advisor, valued Aquila's shares up to $11.31 in its discounted cash flow analysis.

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

     25. On April 1, 1999, the Special Committee concluded that its negotiations with Utilicorp were not going to result in an agreement and the discussions broke-down.

C.   Utilicorp Launches A Tender Offer For Aquila's Publicly-held Shares

     26. On April 9, 1999, Utilicorp filed a Schedule 14D-1 Tender Offer Statement (the "14D-1") with the Securities and Exchange Commission and made an offer directly to the Company's stockholders to acquire the Company's publicly-held shares for $8.00 per share.

     27. At $8.00 per share, the Company is valued at less that $240 million or less than three times last year's earnings before interest, taxes and depreciation ("EBITD") and less than five times 1998's projected EBITD. Natural gas companies are typically valued at 8 to 9 times EBITD.

     D. The 14D-1 Omits Material Information Necessary For Aquila's Public Shareholders To Make An Informed Decision Whether To Tender Their Shares

     28. In an attempt to cause Aquila's public shareholders to tender their shares, defendants wrongfully and deliberately determined not to disclose in the 14D-1 the following information:

          a. the estimated or anticipated results from such Company assets as the Oasis Pipe Line Company ("Oasis"), the South East Texas Pipeline System ("SETPS"), the Western Oklahoma pipeline system located in the Anadarko Basin and the LaGrange, Texas natural gas processing plant, and the impact of these operations on the operating cash flow, earnings or share price of Aquila;

          b. a description of the methodology by which the Special Committee evaluated and ultimately rejected the $8.00 per share offer;

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

          c. the current and future pricing terms relating to the gas sales agreements pursuant to which the Company sells to a subsidiary substantially all of its gas quantities available from its Elk City and Mooreland systems;

          d. any Aquila or Utilicorp projections of Aquila's future results; and

          e. a description of or facts evidencing the method or manner by which the $8.00 Tender Offer price was established.

     29. Such information is highly material to Aquila's public shareholders' decision as to whether to tender their shares in response to Utilicorp's offer or whether to decline the offer.

E.  Defendants' Other Wrongful Conduct

     30. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate and constitutes unfair dealing.

     31. Because the inadequate offer has already been rejected by the Special Committee, Utilicorp is now employing its control over Aquila to cram-down its inadequate buy-out proposal at the same price as previously offered.

     32. Because Utilicorp is in possession of proprietary corporate information concerning Aquila's future financial prospects, the degree of knowledge and economic power between Utilicorp and the class members is unequal, making it grossly and inherently unfair for Utilicorp to obtain the remaining 18% of Aquila's shares at the unfair and inadequate price that it has proposed.

     33. By offering a grossly inadequate price for Aquila's shares and threatening or planning to use its control of Aquila to force consummation of the transaction, Utilicorp is violating its fiduciary duties as majority shareholder of Aquila.
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     34. Any buy-out of Aquila public shareholders by Utilicorp on the terms offered will deny class members their right to share proportionately and equitably in the true value of Aquila's valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     35. Because Utilicorp controls 82% of Aquila and dominates its Board, no auction or market check can be effected to establish Aquila's worth through arm's-length bargaining. Thus, Utilicorp has the power and is exercising its power to acquire Aquila's minority shares and dictate terms which are in Utilicorp's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Aquila's stock.

     36. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Aquila and are engaging in improper, unfair dealing and wrongful and coercive conduct.

     37. Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     38. Plaintiffs have no adequate remedy at law.

     WHEREFORE, plaintiffs demand judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

     A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

     B. Ordering that defendants make full, prompt corrective disclosures of any and all material information not yet disclosed;

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     C. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

     D. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

     E. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

     F. Granting such other, and further relief as this Court may deem to be just and proper.

                                           ROSENTHAL, MONHAIT,
                                           GROSS & GODDESS, P.A.




                                           By:    /s/  Joseph A. Rosenthal
                                                Suite 1401, Mellon Bank Center
                                                P.O. Box 1070
                                                Wilmington, Delaware  19899-1070
                                                (302) 656-4433
                                                Attorneys for Plaintiffs

OF COUNSEL:

MILBERG WEISS BERSHAD
  HYNES & LERACH LLP
One Pennsylvania Plaza
New York, NY  10119
(212) 594-5300

WECHSLER HARWOOD HALEBIAN
  & FEFFER LLP
488 Madison Avenue
New York, NY  10022
(212) 935-7400

Plaintiffs' Co-Lead Counsel


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